August 1, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

ATTN.:	Ms. Deborah O’Neal-Johnson
Document Control – EDGAR

RE:	Columbia Funds Series Trust II
Columbia Diversified Equity Income Fund
Post-Effective Amendment No. 67
File No. 333-131683/811-21852

Dear Ms. O’Neal-Johnson:

Registrant is filing Post-Effective Amendment No. 67 on Form N-1A pursuant to Rule 485(a)(1) for the purposes of adding Class Y shares, renaming Class R3 shares to Class R4 shares while restructuring the share class to eliminate Rule 12b-1 fees and plan administrative services fees, renaming Class R4 shares to Class K shares, effecting changes to share class eligibility criteria and share class exchangeability, as well as to make other changes to shareholder service polices, all as described starting on page S.1 of the registrant’s prospectus and in Appendix S of the SAI.

If you have any questions regarding this filing, please contact Joseph L. D’Alessandro at 212-850-1703 or Erin Nygard at 612-671-2543.

Sincerely,

/s/ Scott R. Plummer
Scott R. Plummer
Senior Vice President and Chief Legal Officer
Columbia Funds Series Trust II